UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-08485
CUSIP Number: 598709103
(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

Milacron Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

-2090 Florence Avenue
Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio 45206
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on  Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Reference is made to the Form 8-K filed by the company on March 16, 2005, including the press release attached as Exhibit 99.1 thereto. As described in such filing, Milacron Inc.’s management has identified an internal control deficiency that constitutes a “material weakness,” as defined by the Public Company Accounting Oversight Board (United States). The deficiency consists of inadequate levels of review of complex and judgmental accounting issues. As a result of the identified material weakness, the company has increased its review of complex and judgmental accounting issues for 2004, and its independent auditors, Ernst &Young LLP, have expanded the scope of their year-end audit. These additional procedures could not have been completed by March 16, 2005 without unreasonable effort or expense. The company believes it will be in a position to file its Form 10-K by March 31, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Hugh C. O’Donnell, Esq.
(Name)

(513) 487-5000
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For an explanation of certain anticipated changes in results of operations, reference is made to the Form 8-K filed by the company on February 14, 2005, including the press release attached as Exhibit 99.1 thereto. Since this press release, the company has identified subsequent adjustments needed to correct error resulting primarily from the internal control deficiency as well as to reflect more recent information. These subsequent adjustments will increase the company’s 2004 net loss by less than $1 million, or approximately 2%, which, along with related and other balance sheet adjustments, will be reflected in the financial statements in the company’s annual report on Form 10-K. It is possible that further adjustments may be needed.

This Form 12b-25 Notification of Late Filing contains forward-looking statements which by their nature involve risks and uncertainties that could significantly impact operations, markets, products and expected results. For further information please refer to the Cautionary Statement included in Milacron’s Form 10-Q for the fiscal quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 9, 2004.

Milacron Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005	By /s/ Robert P. Lienesch
Name: Robert P. Lienesch Title: Senior Vice President - Finance, Controller and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).